Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                       Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                 No   X
                      -----                              -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. October 26, 2006 German Press Release - First Nine Months of 2006

2. October 26, 2006 Shareholder Letter - Report on the First Nine Months of 2006

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

First Nine Months 2006
-- Sales after 9M/2006 up 9 % compared to 9M/2005
-- 9M/2006 EBIT before ECJ decision up 41 % on previous year
-- Pre-tax earnings before ECJ decision more than doubled after 9M/2006
-- Strong Q4/2006 expected with EBIT increase of at least 50 % over Q4/2005

Wiesbaden, October 26, 2006. During 9M/2006, ongoing robust demand led to an increase in consolidated sales of 9 % to EUR858.6 million, 8% after adjusting for foreign currencies. EBIT before ECJ decision rose more than proportionately by 41 % to EUR 123.6 million. The main reasons for the increase in earnings were the continuing positive development of Carbon and Graphite and Specialties as well as cost savings of some EUR 20 million. Q3/2006 saw growth in consolidated sales of 10 % to EUR289.7 million accompanied by a more than proportionate increase in consolidated EBIT before ECJ decision of 35 % to EUR 44.4 million.

Net Financing Costs

Financing costs prior to the interest effect of the ECJ decision of EUR12.8 million improved during 9M/2006 to minus EUR 37.9 million compared to minus
EUR 45.4 million in the same period of the previous year. This is the result of a lower net interest expense due to the decreased financial liabilities, the lower interest expense in connection with the antitrust proceedings due to the premature payment of the remaining North-American antitrust liabilities in 2005 and the cash funding of the first antitrust fine in April 2006. The other financing expenses were impacted by the negative mark-to-market valuations of our derivative interest and currency instruments. The cash portion of the financing costs decreased from EUR 34.2 million in 2005 to EUR 31.1 million in 2006.

Profit before and after taxes

Earnings before taxes increased from EUR 42.2 million in 9M/2005 by 17 % to EUR 49.3 million in 9M/2006. Adjusting for the one-time effects from the ECJ decision amounting to EUR 36.3 million, pre-tax earnings of EUR 85.6 million was achieved, representing a doubling compared to the same period in the previous year. The cumulative tax rate for 9M/2006 is 65 % (previous year: 43 %). Due to the absolute level achieved and the minimum taxation regulations in Germany, we have not recognized any deferred taxes on the tax-deductible interest expenses from the antitrust proceedings. Deducting the ECJ effect, the adjusted tax rate for 9M/2006 is 37 %, a reduction of 6 % points in comparison to the same period of the previous year. Including the effects of the ECJ decision, this results in a net income before minorities of EUR 17.5 million and earnings per share of EUR0.28 based on an average number of shares of
61.1 million.

Consolidated Balance Sheet

Total assets increased slightly as at September 30, 2006 to EUR1,204 million compared to EUR1,183 million at the end of 2005. The main development in 9M/2006 was the cash funding of the first antitrust fine in April 2006. Cash and cash equivalents of EUR18 million were used to pay back bank loans.

Working Capital

The increase in working capital of EUR 38 million (EUR 48 million adjusted for foreign currencies) compared to year-end 2005 corresponds to the strongly increased business activities in the first nine months of 2006 (sales revenue +9%) and high production performance in Q3/2006 for delivery in Q4/2006. The average days working capital outstanding, however, is unchanged in comparison with the previous year.

Changes in Shareholders' Equity

The increase in shareholders' equity as at September 30, 2006 by EUR101 million to EUR 423 million was largely due to the capital increase and the net profit. The equity ratio thus improved from 27.2 % to 35.1 %.

Net Debt

As at September 30, 2006 net debt improved significantly due the EUR20 million reduction in financial liabilities. In April 2006, EUR 88.9 million were utilized to cash fund the EU antitrust fine based on the EC decision dated April 29, 2004. In the third quarter, an additional EUR8.6 million cash payment was made. Despite this increased liquidity outflow, we are adhering to our guidance to reduce net debt to below EUR240 million by the end of the year thanks to the improved operating cash flow.

ECJ Decision

As previously reported, on June 29, 2006, the European Court of Justice (ECJ) announced its decision in the "graphite electrodes" case, thus changing the decisions of the European Court (EC) of April 29, 2004 and the European Commission of July 18, 2001 and assessed a figure of EUR75.7 million. On the basis of this judgment, the Company made adjustments to its provisions in Q2/2006. As a result, EBIT was negatively impacted by EUR23.5 million and the net financing costs by EUR12.8 million. As already reported, the fine and the outstanding interest on the basis of the EC decision were cash funded with the European Commission at the beginning of Q2/2006 with no acknowledgement of legal obligation. Consequently, the ECJ decision has resulted in a cash outflow of only EUR8.6 million in Q3/2006. With the ECJ decision and the measures taken in Q2 impacting the balance sheet and income statement, the effects from the "graphite electrodes" proceedings are finally concluded.


SEGMENT REPORTING

Carbon and Graphite (CG)

In the first nine months of 2006, sales increased by 9% to EUR511.3 million, currency-adjusted by 8 %, thanks to successfully implemented price increases for graphite electrodes and the increased unit sales of cathodes. Despite planned lower deliveries of graphite electrodes, EBIT increased as a result of price increases and continued cost reduction measures by 34 % to EUR120.7 million so that return on sales improved to 23.6% compared with 19.2 % in the same period of the previous year. In 9M/2006, the average prices for graphite electrodes increased by 22 % in USD and by 10 % in EUR compared to 9M/2005.
As expected, the reporting period saw a reduction in graphite electrode shipments of 10 % compared to the exceptionally strong 9M/2005. However, with 150,000 tons, they still reached a level comparable with the nine-month period of previous years. The increase in factor costs compared with the previous year was around 15 %. Q3/2006 posted growth in sales of 10 % to EUR172.8 million and a much more than proportionate EBIT growth of 50 % to EUR 44.6 million.

Specialties (S)

The increase in sales in the reporting period of 13 % to EUR 218.4 million, currency-adjusted also 13 %, was positively impacted in particular by the demand from the solar, semiconductor, LED and nuclear energy industries as well as industrial applications and as a result of a good order book in the Process Technology business. Due to the sales growth and the resulting improvement in capacity utilization, EBIT improved by 77 % in comparison with the same period of the previous year that was still characterized by the weak Q1/2005. As for the first time in Q1/2006 and again in H1/2006, the return on sales at 11.7 % in 9M/2006 continues to remain within the Company's target corridor of 10 %-15%. Q3/2006 showed growth in sales of 9 % to EUR 72.5 million and a more than proportionate EBIT increase of 35 % to EUR8.4 million.


SGL Technologies (T)

Sales increased by 5 % to EUR127.6 million, currency-adjusted by 4 %, as a result of the good demand for carbon fibers and brake disks, while the composites business was affected by project-related postponements caused among others by Airbus. EBIT at EUR0.3 million is positive. The strong 9M/2005 EBIT of EUR3.4 million was positively influenced by the AUDI cooperation agreement in Q3/2005. Due to increased development costs in connection with the accelerated introduction of our carbon ceramic brake disc in five new automobile models this year, the Brakes business remains the only loss making business within SGL Technologies.

Corporate Costs

At EUR 23.0 million, corporate costs increased by EUR2.4 million compared to 9M/2005 due to higher expenses in connection with the implementation of the Sarbanes-Oxley Act and for share-based remuneration components as well as specific project costs in first nine months of 2006. The one-time effect of the ECJ decision impacts EBIT with EUR 23.5 million and is presented separately.

Employees

The number of employees in the Group was 5,291 as at September 30, 2006 compared with 5,263 at the end of December 2005. The slight increase affects primarily SGL Technologies.

Outlook

For Q4/2006, SGL Carbon is again expecting significant improvements in sales and
EBIT: for Carbon and Graphite, Q4/2006 is expected to be the strongest quarter in 2006 both in sales and EBIT and therefore substantially stronger than Q3/2006. In Specialties, sales in Q4/2006 is expected to be comparable to the strong final quarter of 2005, while EBIT is expected slightly higher. For SGL Technologies, we expect higher sales in Q4/2006 and correspondingly an improvement in earnings compared to Q4/2005. For the full year 2006 we therefore expect sales growth of up to 10 %, EBIT before ECJ decision to improve by 40-50 % in comparison with the previous year and earnings before tax as well as net profit (before ECJ decision) to more than double compared to 2005. Despite the substantially increased capital expenditure and higher payments for antitrust fines, net debt will be reduced to below EUR240 million. Group return on capital employed is again expected to be clearly above Group WACC. For 2007, SGL Carbon remains confident and anticipates further consolidated sales growth of 5-10 %, with EBIT and net profit increasing more than proportionately to sales.

Financial Highlights SGL Carbon Group
(unaudited / EUR million)

                                                                 9 Months
                                                                 --------
                                                            2006          2005
                                                            ----          ----

Sales revenue                                               858.6         786.2

Gross profit                                                277.5         235.8

EBITDA(1)                                                   164.5         138.4

EBIT(1)                                                     123.6          87.6

Return on sales(1) + (2)                                     14.4%         11.1%

Net profit before minority interests(3)                      17.5          24.2

Earnings per share (in EUR)                                  0.28          0.43

Cash flow from operations before antitrust payments (4)      69.5          37.5


1 Before effect from ECJ decision
2 Ratio of profit from operations to sales revenue
3 After EUR 36.3 million once-off charge from ECJ decision
4 Without currency exchange rate effects

                                                            Sept 30,     Dec 31,
                                                             2006         2005

Total assets                                                1,204         1,183

Shareholders' equity                                          423           322

Net debt                                                      251           265

Debt ratio (gearing) (5)                                      0.6           0.8

Equity ratio (6)                                             35.1%         27.2%


5  Net debt divided by shareholders' equity
6  Shareholders' equity divided by total assets

Important note:

This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

REPORT ON THE FIRST NINE MONTHS 2006

Highlights
----------

- Sales after 9M/2006 up 9% compared to 9M/2005
- 9M/2006 EBIT before ECJ decision up 41% on previous year
- Pre-tax earnings before ECJ decision more than doubled after 9M/2006
- Strong Q4/2006 expected with EBIT increase of at least 50% over Q4/2005


Financial Highlights (unaudited)
                                                                     9 MONTHS
-----------------------------------------------------------------------------
EUR million                                                 2006        2005
-----------------------------------------------------------------------------
Sales revenue                                               858.6       786.2
Gross profit                                                277.5       235.8
EBITDA1)                                                    164.5       138.4
EBIT1)                                                      123.6        87.6
Return on sales1) 2)                                         14.4%       11.1%
Net profit before minority interests3)                       17.5        24.2
Earnings per share (in EUR)                                  0.28        0.43
Cash flow from operations before antitrust payments4)        69.5        37.5

                                                           Sept 30,   Dec 31,
EUR million                                                  2006        2005
-----------------------------------------------------------------------------
Total assets                                                1,204       1,183
Shareholders' equity                                          423         322
Net debt                                                      251         265
Debt ratio (gearing)5)                                        0.6         0.8
Equity ratio6)                                               35.1%       27.2%

1) Before effect from ECJ decision
2) Ratio of profit from operations to sales revenue
3) After EUR36.3 million once-off charge from ECJ decision
4) Without currency exchange rate effects
5) Net debt divided by shareholders' equity
6) Shareholders' equity divided by total assets

Retroactive Adjustments

For the first time since the consolidated financial statements as at December 31, 2005, all previously non-consolidated subsidiaries are fully included in the scope of consolidation and additionally two joint ventures are accounted for under the equity method. For the quarterly representation of the fiscal year 2005, the reported data were adjusted to include the previously non-consolidated companies and thus made comparable.

Business Development in the Group
---------------------------------

Consolidated Income Statement (unaudited)
                                                                       9 months
EUR million                                                  2006         2005
-------------------------------------------------------------------------------
Sales revenue                                                858.6        786.2
Gross profit                                                 277.5        235.8
Selling, administrative, research and other income/expense  -153.9       -148.2
EBIT effect from ECJ decision                                -23.5            -
Profit from operations                                       100.1         87.6
Net financing costs                                          -37.9        -45.4
Interest effect from ECJ decision                            -12.8            -
Profit before taxes                                           49.4         42.2
Income taxes                                                 -31.9        -18.0
Net profit before minority interests                          17.5         24.2
Earnings per share, basic (in EUR)                            0.28         0.43

During 9M/2006, ongoing robust demand led to an increase in consolidated sales of 9% to EUR858.6 million, 8% after adjusting for foreign currencies. EBIT before ECJ decision rose more than proportionately by 41% to EUR123.6 million. The main reasons for the increase in earnings were the continuing positive development of Carbon and Graphite and Specialties as well as cost savings of some EUR20 million.

Q3/2006 saw growth in consolidated sales of 10% to EUR289.7 million accompanied by a more than proportionate increase in consolidated EBIT before ECJ decision of 35% to EUR44.4 million.


Net Financing Costs (unaudited)
                                                                       9 months
EUR million                                                  2006          2005
-------------------------------------------------------------------------------
Interest expense on loans and deposits (net)                 -18.7        -21.9
Interest expense on pensions                                 -10.1        -10.1
Interest expense on antitrust (non-cash)                      -1.4         -5.0
Total interest expense, net                                  -30.2        -37.0
Currency and hedging valuation adjustments of antitrust
  liabilities (non-cash)                                       0.0         -0.9
Amortization of refinancing costs                             -2.6         -4.4
Other                                                         -5.1         -3.1
Total other financing expenses                                -7.7         -8.4
Net financing costs                                          -37.9        -45.4


Financing costs prior to the interest effect of the ECJ decision of EUR12.8 million improved during 9M/2006 to minus EUR37.9 million compared to minus EUR45.4 million in the same period of the previous year. This is the result of a lower net interest expense due to the decreased financial liabilities, the lower interest expense in connection with the antitrust proceedings due to the premature payment of the remaining North-American antitrust liabilities in 2005 and the cash funding of the first antitrust fine in April 2006. The other financing expenses were impacted by the negative mark-to-market valuations of our derivative interest and currency instruments. The cash portion of the financing costs decreased from EUR34.2 million in 2005 to EUR31.1 million in 2006.

Profit before and after taxes

Earnings before taxes increased from EUR42.2 million in 9M/2005 by 17% to EUR49.3 million in 9M/2006. Adjusting for the one-time effects from the ECJ decision amounting to EUR36.3 million, pre-tax earnings of EUR85.6 million was achieved, representing a doubling compared to the same period in the previous year. The cumulative tax rate for 9M/2006 is 65% (previous year: 43%). Due to the absolute level achieved and the minimum taxation regulations in Germany, we have not recognized any deferred taxes on the tax-deductible interest expenses from the antitrust proceedings. Deducting the ECJ effect, the adjusted tax rate for 9M/2006 is 37%, a reduction of 6% points in comparison to the same period of the previous year. Including the effects of the ECJ decision, this results in a net income before minorities of EUR17.5 million and earnings per share of EUR0.28 based on an average number of shares of 61.1 million.

Financial Position
------------------

Consolidated Balance Sheet (unaudited)

Assets                                                   Sept 30,        Dec 31,
EUR million                                                  2006           2005
--------------------------------------------------------------------------------
Non-current assets
Intangible assets                                              84             86
Property, plant and equipment                                 342            346
Long-term investments                                          14             15
Deferred tax assets                                           114            129
                                                              554            576
Current assets
Inventories                                                   330            281
Trade receivables                                             194            195
Other current assets                                           39             34
Cash and cash equivalents                                      84             93
                                                              647            603
Assets held for sale                                            3              4
Total assets                                                1,204          1,183

Equity and Liabilities                                   Sept 30,        Dec 31,
EUR million                                                  2006           2005
--------------------------------------------------------------------------------
Shareholders' equity                                          423            322
Minority interests                                              1              1
Total equity                                                  424            323

Non-current liabilities
Financial liabilities                                         322            336
Provisions for pensions and other employee benefits           160            159
Deferred tax liabilities                                       32             35
Other liabilities                                               1              1
Other provisions                                               14             13
                                                              529            544
Current liabilities
Financial liabilities                                           0              6
Trade payables                                                 99             89
Other liabilities                                              55             70
Other provisions                                               97            151
                                                              251            316
Total equity and liabilities                                1,204          1,183
--------------------------------------------------------------------------------

Total assets increased slightly as at September 30, 2006 to EUR1,204 million compared to EUR1,183 million at the end of 2005. The main development in 9M/2006 was the cash funding of the first antitrust fine in April 2006. Cash and cash equivalents of EUR18 million were used to pay back bank loans.

Working Capital (unaudited)

                                               Sept 30,              Dec 31,
EUR million                                        2006                 2005
----------------------------------------------------------------------------
Inventories                                         330                  281
Trade receivables                                   194                  195
Less trade payables                                 -99                  -89
Working capital                                     425                  387

The increase in working capital of EUR38 million (EUR48 million adjusted for foreign currencies) compared to year-end 2005 corresponds to the strongly increased business activities in the first nine months of 2006 (sales revenue +9%) and high production performance in Q3/2006 for delivery in Q4/2006. The average days working capital outstanding, however, is unchanged in comparison with the previous year.



Changes in Shareholders' Equity (unaudited)

                                               9 months               Equity
EUR million                                        2006                Ratio
----------------------------------------------------------------------------
Balance at January 1                                322                27.2%
Capital increase                                     90
Net profit                                           17
Currency exchange differences and other              -6
Balance at September 30                             423                35.1%

The increase in shareholders' equity as at September 30, 2006 by EUR101 million to EUR423 million was largely due to the capital increase and the net profit. The equity ratio thus improved from 27.2% to 35.1%.


Net Debt (unaudited)
                                                   Sept 30,              Dec 31,
EUR million                                            2006                 2005
--------------------------------------------------------------------------------
Financial liabilities                                   322                  342
plus accrued refinancing cost                            13                   16
Cash and cash equivalents                               -84                  -93
Net financial debt                                      251                  265

As at September 30, 2006 net debt improved significantly due the EUR20 million reduction in financial liabilities. In April 2006, EUR88.9 million were utilized to cash fund the EU antitrust fine based on the EC decision dated April 29, 2004. In the third quarter, an additional EUR8.6 million cash payment was made. Despite this increased liquidity outflow, we are adhering to our guidance to reduce net debt to below EUR240 million by the end of the year thanks to the improved operating cash flow.

Financial Condition
-------------------

Consolidated Cash Flow Statement (unaudited)

                                                                                                       9 months
---------------------------------------------------------------------------------------------------------------
adjusted by currency impacts / EUR million                                            2006                 2005
---------------------------------------------------------------------------------------------------------------
Cash Flows from operating activities
------------------------------------
Net income before taxes                                                               49.4                 42.2
Add back of net interest expenses                                                     30.2                 37.0
Reclassification of the ECJ expense                                                   36.3                  0.0
(Gain) loss on disposal of property,
plant and equipment                                                                   -1.0                 -5.6
Depreciation and amortization of fixed assets                                         40.9                 50.8
Amortization of refinancing costs                                                      2.6                  4.4
Income taxes paid                                                                    -19.0                -12.1
Interest income received                                                               4.5                  4.5
Interest on financial debt paid                                                      -28.9                -31.6
Changes in provisions, net                                                             9.7                  4.7
Changes in working capital                                                           -48.3                -44.4
Changes in other operating assets and other liabilities                               -6.9                -12.4
Cash provided by operating activities before antitrust payments                       69.5                 37.5
Payments relating to antitrust                                                       -98.8                -69.4
Cash used in operating activities                                                    -29.3                -31.9

Cash Flows from investing activities
Capital expenditure in property, plant and equipment and intangible assets           -44.2                -27.5
Other investing activities                                                             1.5                 10.8
Cash used in investing activities                                                    -42.7                -16.7

Free Cash Flow*                                                                       26.8                 20.8

Cash Flows from financing activities
Changes in corporate debt                                                            -18.0                -86.7
Net proceeds from capital increase                                                    81.6                  1.9
Other financing activities                                                               -                 -0.8
Cash provided by/used in financing activities                                         63.6                -85.6
Effect of FX-changes/others                                                           -1.0                  1.5

Total Cash Flow                                                                       -9.4               -132.7
Cash and cash equivalents at beginning of period                                      93.4                195.5
Cash and cash equivalents at end of period                                            84.0                 62.8

*defined as cash provided by operating activities before antitrust payments minus cash flows from investing activities

In line with the reporting in the annual report and as in the previous quarters, we have adapted the quarterly cash flow statements according to the indirect method as defined under IAS 7. To provide a clearer presentation of the cash flow statement, we have added back net interest expenses. The expenses resulting from the ECJ decision were also reclassified, as the cash outflow was posted separately under payments for antitrust proceedings.

Cash provided by operating activities before antitrust payments was considerably higher in the nine-month period of 2006 with EUR69.5 million compared with EUR37.5 million in the same period of the previous year.

Despite significantly higher capital expenditure of EUR44.2 million in 9M/2006 (9M/2005: EUR27.5 million), free cash flow in the first nine months of 2006 increased to EUR26.8 million compared with EUR20.8 million in the same period of 2005.

With the typical normalization of working capital in the course of the year and despite higher capital expenditure of around EUR68 million (2005: EUR45 million) as well as higher cash outflow for antitrust payments, we expect a free cash flow for the full year 2006 which, from today's point of view, allows us to maintain our guidance of reducing net debt to below EUR240 million by the end of the year.

Cash flow from financing activities resulted in cash inflow of EUR63.6 million (9M/2005: cash outflow of EUR85.6 million) due to the proceeds from the capital increase and the repayment of bank loans.


ECJ Decision

As previously reported, on June 29, 2006, the European Court of Justice (ECJ) announced its decision in the "graphite electrodes" case, thus changing the decisions of the European Court (EC) of April 29, 2004 and the European Commission of July 18, 2001 and assessed a figure of EUR75.7 million. On the basis of this judgment, the Company made adjustments to its provisions in Q2/2006. As a result, EBIT was negatively impacted by EUR23.5 million and the net financing costs by EUR12.8 million. As already reported, the fine and the outstanding interest on the basis of the EC decision were cash funded with the European Commission at the beginning of Q2/2006 with no acknowledgement of legal obligation. Consequently, the ECJ decision has resulted in a cash outflow of only EUR8.6 million in Q3/2006. With the ECJ decision and the measures taken in Q2 impacting the balance sheet and income statement, the effects from the "graphite electrodes" proceedings are finally concluded.


Segment Reporting
-----------------

Carbon and Graphite (CG)

                                                                  9 months
EUR million                                      2006                 2005
--------------------------------------------------------------------------
Sales revenue                                   511.3                469.2
EBITDA                                          143.8                121.7
Profit from operations                          120.7                 90.3
Return on sales                                  23.6%                19.2%

In the first nine months of 2006, sales increased by 9 % to EUR511.3 million, currency-adjusted by 8%, thanks to successfully implemented price increases for graphite electrodes and the increased unit sales of cathodes. Despite planned lower deliveries of graphite electrodes, EBIT increased as a result of price increases and continued cost reduction measures by 34% to EUR120.7 million so that return on sales improved to 23.6% compared with 19.2% in the same period of the previous year. In 9M/2006, the average prices for graphite electrodes increased by 22% in USD and by 10% in EUR compared to 9M/2005. As expected, the reporting period saw a reduction in graphite electrode shipments of 10% compared to the exceptionally strong 9M/2005. However, with 150,000 tons, they still reached a level comparable with the nine-month period of previous years. The increase in factor costs compared with the previous year was around 15%.

Q3/2006 posted growth in sales of 10% to EUR172.8 million and a much more than proportionate EBIT growth of 50% to EUR44.6 million.

Specialties (S)

                                                                  9 months
EUR million                                      2006                 2005
--------------------------------------------------------------------------
Sales revenue                                   218.4                193.5
EBITDA                                           34.6                 24.4
Profit from operations                           25.6                 14.5
Return on sales                                  11.7%                 7.5%

The increase in sales in the reporting period of 13% to EUR218.4 million, currency-adjusted also 13%, was positively impacted in particular by the demand from the solar, semiconductor, LED and nuclear energy industries as well as industrial applications and as a result of a good order book in the Process Technology business. Due to the sales growth and the resulting improvement in capacity utilization, EBIT improved by 77% in comparison with the same period of the previous year that was still characterized by the weak Q1/2005. As for the first time in Q1/2006 and again in H1/2006, the return on sales at 11.7% in 9M/2006 continues to remain within the Company's target corridor of 10%-15%.

Q3/2006 showed growth in sales of 9% to EUR72.5 million and a more than proportionate EBIT increase of 35% to EUR8.4 million.


SGL Technologies (T)

                                                                   9 Months
EUR million                                       2006                 2005
---------------------------------------------------------------------------
Sales revenue                                    127.6                121.7

EBITDA                                             8.5                 12.8
Profit from operations                             0.3                  3.4
Return on sales                                    0.2%                 2.8%

Sales increased by 5% to EUR127.6 million, currency-adjusted by 4%, as a result of the good demand for carbon fibers and brake disks, while the composites business was affected by project-related postponements caused among others by Airbus. EBIT at EUR0.3 million is positive. The strong 9M/2005 EBIT of EUR3.4 million was positively influenced by the AUDI cooperation agreement in Q3/2005. Due to increased development costs in connection with the accelerated introduction of our carbon ceramic brake disc in five new automobile models this year, the Brakes business remains the only loss making business within SGL Technologies.


Corporate Costs

                                                                   9 Months
EUR million                                       2006                 2005
---------------------------------------------------------------------------
Other revenue                                      1.3                  1.8

Corporate costs                                  -23.0                -20.6

EBIT effect from ECJ decision                    -23.5                    0

At EUR23.0 million, corporate costs increased by EUR2.4 million compared to 9M/2005 due to higher expenses in connection with the implementation of the Sarbanes-Oxley Act and for share-based remuneration components as well as specific project costs in first nine months of 2006. The one-time effect of the ECJ decision impacts EBIT with EUR23.5 million and is presented separately.

Employees

The number of employees in the Group was 5,291 as at September 30, 2006 compared with 5,263 at the end of December 2005. The slight increase affects primarily SGL Technologies.

Outlook

For Q4/2006, SGL Carbon is again expecting significant improvements in sales and
EBIT: for Carbon and Graphite, Q4/2006 is expected to be the strongest quarter in 2006 both in sales and EBIT and therefore substantially stronger than Q3/2006. In Specialties, sales in Q4/2006 is expected to be comparable to the strong final quarter of 2005, while EBIT is expected slightly higher. For SGL Technologies, we expect higher sales in Q4/2006 and correspondingly an improvement in earnings compared to Q4/2005.

For the full year 2006 we therefore expect sales growth of up to 10%, EBIT before ECJ decision to improve by 40-50% in comparison with the previous year and earnings before tax as well as net profit (before ECJ decision) to more than double compared to 2005. Despite the substantially increased capital expenditure and higher payments for antitrust fines, net debt will be reduced to below EUR240 million. Group return on capital employed is again expected to be clearly above Group WACC.

For 2007, SGL Carbon remains confident and anticipates further consolidated sales growth of 5-10%, with EBIT and net profit increasing more than proportionately to sales.



Quarterly Sales Revenue and Profit from Operations by Business Area (unaudited)
-------------------------------------------------------------------------------

                               2005                                      2005      2006                           2006
                                                                         Full
EUR million                     Q1        Q2         Q3        Q4        Year       Q1        Q2         Q3        9M
-----------------------------------------------------------------------------------------------------------------------
Sales revenue
-------------
Carbon and Graphite           143.3     168.6      157.3     174.5      643.7     152.7     185.8      172.8     511.3
Specialties                    59.1      68.1       66.3      69.9      263.4      72.3      73.6       72.5     218.4
SGL Technologies               38.0      43.5       40.2      37.3      159.0      41.8      41.9       43.9     127.6
Other                           0.6       0.6        0.6       0.9        2.7       0.5       0.3        0.5       1.3
                              241.0     280.8      264.4     282.6    1,068.8     267.3     301.6      289.7     858.6


                               2005                                      2005      2006                           2006
                                                                         Full
Mio. EUR                        Q1        Q2         Q3        Q4        Year       Q1        Q2         Q3        9M
-----------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations
-----------------------------
Carbon and Graphite            26.8      33.7       29.8      31.3      121.6      31.5      44.6       44.6     120.7
Specialties                     1.5       6.8        6.2       5.3       19.8       8.8       8.4        8.4      25.6
SGL Technologies               -0.5       0.1        3.8      -3.2        0.2      -0.8       1.0        0.1       0.3
Corporate Costs                -6.5      -7.3       -6.8      -8.2      -28.8      -6.4      -7.9 1)    -8.7     -23.0 1)
                               21.3      33.3       33.0      25.2      112.8      33.1      46.1 1)    44.4     123.6 1)


1) Excluding charge of EUR23.5 million resulting from ECJ dec.



Quarterly Consolidated Income Statement (unaudited)
---------------------------------------------------
                               2005                                      2005      2006                           2006
                                                                         Full
EUR million                      Q1       Q2         Q3        Q4        Year       Q1        Q2         Q3        9M
-----------------------------------------------------------------------------------------------------------------------
Sales revenue                 241.0     280.8      264.4     282.6    1,068.8     267.3     301.6      289.7     858.6
Cost of sales                -174.7    -191.9     -183.8    -196.3     -746.7    -185.2    -202.5     -193.4    -581.1
Gross profit                   66.3      88.9       80.6      86.3      322.1      82.1      99.1       96.3     277.5
Selling/administration/
research/other                -45.0     -55.6      -47.6     -61.1     -209.3     -49.0     -53.0      -51.9    -153.9
EBIT effect from
ECJ decision                                                                                -23.5                -23.5
Profit from operations         21.3      33.3       33.0      25.2      112.8      33.1      22.6       44.4     100.1
Net financing costs           -13.1     -14.7      -17.6     -20.2      -65.6     -12.3     -10.2      -15.4     -37.9
Interest effect from
ECJ decision                                                                                -12.8                -12.8
Profit (loss)
before taxes                    8.2      18.6       15.4       5.0       47.2      20.8      -0.4       29.0      49.4
Income taxes                   -4.3      -7.6       -6.1      -1.1      -19.1      -8.4     -11.0      -12.5     -31.9
Net profit (loss) before
minority interests              3.9      11.0        9.3       3.9       28.1      12.4     -11.4       16.5      17.5

Important note:

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Calendar 2007
Mar. 03  Year-End Press Conference, Analyst Meeting, Conference Call
Apr. 25  Report on the First Quarter, Conference Call
Apr. 27  Annual General Meeting
Jul. 25  Report on the First Half, Conference Call
Oct. 25 Fall Press Conference, Analyst Meeting, Report on the First Nine Months, Conference Call

Investor Relations Contact
SGL CARBON AG o Head Office o Investor Relations
Rheingaustrabe 182 o D-65203 Wiesbaden
Phone +49 611 60 29-0 o Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de o www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: October 26, 2006        By:  /s/ Robert J. Kohler
                                   ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By: /s/ Sten Daugaard
                                   ------------------------------
                                   Name:    Mr. Sten Daugaard
                                   Title:   Member of the Board of Management